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                                                             FILE NO.________

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                       FORM U-1 APPLICATION - DECLARATION

                             UNDER SECTION 3(b) AND

            RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                              UTILICORP UNITED INC.

                              20 West Ninth Street
                              Kansas City, MO 64105

                (Name of the company filing this application and
                   address of its principal executive office)

                  ---------------------------------------------

                             Leslie J. Parrette, Jr.
              Senior Vice-President, General Counsel and Secretary
                              UtiliCorp United Inc.
                              20 West Ninth Street
                              Kansas City, MO 64105


                     (Name and address of agent for service)

Please also submit copies of all correspondence to:

                              M. Douglas Dunn, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                               New York, NY 10005

                             Orlan M. Johnson, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                          International Square Building
                              1825 Eye Street, N.W.
                             Washington, D.C. 20006

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ITEM 1            DESCRIPTION OF PROPOSED TRANSACTION

         Applicant UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), hereby applies under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), for an order granting a Section 3(b) exemption to its wholly-owned subsidiary UtiliCorp Europe, Inc. ("UEI"), and Avon Energy Partners Holdings ("Avon") and Midlands Electricity plc ("Midlands"), all companies organized under the laws of the countries located in the United Kingdom ("UK") and operating solely in the UK.

         UtiliCorp has signed a Share Purchase and Sale Agreement with EI UK Holdings, Inc. pursuant to and in accordance with which UtiliCorp, through its subsidiary UEI, will acquire up to one hundred percent (100%) of the outstanding shares of Avon. UtiliCorp expects to invest in the equity of Avon on a 50-50 basis with a financial partner.

         Upon completion of the acquisition of Avon, UEI will own up to 100% of the equity ownership interest in Avon. Avon currently owns 100% of and operates Midlands, a foreign utility company under Section 33 of the 1935 Act. The notification was filed on Form U-57 on May 17, 1996.

         Midlands is one of twelve regional electricity companies in the UK that came into existence as a result of the privatization of the UK electricity industry in 1990. Midlands' primary business is the regulated distribution of electricity to approximately 2.3 million industrial, commercial, and residential customers across its service territory in south-central England. Midlands' service territory has an estimated population of five million residents. Although historically industrial, the area's economy is now less dominated by heavy manufacturing and has seen increased growth in the commercial sector. Midlands is the only distributor of electricity in its service territory.

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APPLICANT'S STATEMENTS IN SUPPORT OF APPLICATION

                  In support hereof, the Applicant states:

                  (1) UtiliCorp is a publicly held corporation organized under Delaware law with its principal offices located at 20 West Ninth Street, Kansas City, Missouri 64105. UtiliCorp engages directly and indirectly in the sale and distribution of gas and electricity to retail and wholesale customers. Neither UtiliCorp nor any corporation owned or controlled by UtiliCorp is a "holding company" or a "subsidiary company" or a "holding company," as defined in the 1935 Act.

                  (2) UEI, Avon, and Midlands are companies organized under the laws of countries located in the UK and will not engage in any business other than the acquisition of UK public utility companies, the supervision of UtiliCorp's investments in the UK, and the participation in the management and operations of UK public utility companies. UEI, Avon, and Midlands derive no income from United States operations, are not qualified to do business in any state of the United States, and are not public utility companies operating in the United States. UEI, Avon, and Midlands have no plans to derive any income from United States operations, nor from operations of any company qualified to do business in any state of the United States or any public utility company operating in the United States.

                  (3) Section 3(b) of the 1935 Act provides an exemption for any subsidiary company of a holding company from provisions of the 1935 Act applicable to such subsidiary companies, "if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States," provided that the

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                                      -3-

Commission finds that the application of the 1935 Act to such subsidiary company is "not necessary in the public interest or for the protection of investors."

                  (5) Since the operations of UEI and its subsidiary companies are and will be exclusively outside the United States, its sales and revenues, and the regulation thereof, have little or no effect on the rates and business of UtiliCorp's electric sales and generation within the United States. UtiliCorp's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of UEI or its subsidiaries, nor will the ability of the various State commissions to protect the interests of consumers in their respective States be adversely affected. UtiliCorp's domestic utility operations are, and will continue to be, fully separated from UtiliCorp's foreign operations. Moreover, since UtiliCorp is a publicly traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors. Hence, current or future regulation of UEI as a subsidiary of a holding company is not necessary for either the public interest or for the protection of investors.

                  (6) UtiliCorp will maintain separate books of account for any of its subsidiaries that may control any of these companies and will commit to provide access to those books and records to each state commission with retail rate jurisdiction to the extent required under state law.

                  (7) If UEI is exempt without qualification under Section 3(b) of the 1935 Act, then UtiliCorp would be entitled to the exemption provided for by Rule 10 of the 1935 Act.

                  (8) In addition, if UEI is exempt under Section 3(b) of the 1935 Act, then UtiliCorp would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the Act.

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                                      -4-

                  (9) The Applicant hereby consents to file an annual report on Form U-33-S.

ITEM 2.           FEES, COMMISSIONS, AND EXPENSES.

                  An estimate of the fees and expenses to be paid or incurred by the Applicant in connection with the proposed transaction is set forth below:
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
                  Counsel Fees.................... to be filed by amendment
                  Total........................... to be filed by amendment
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ITEM 3.           APPLICABLE STATUTORY PROVISIONS.

                  Sections 3(b), 9(a)(2) and 10(a)(1) and Rules 10 and 11(b)(1) of the 1935 Act are or may be applicable to the proposed transaction described herein. To the extent any other sections of the 1935 Act may be applicable to the proposed transaction, the Applicant hereby requests appropriate orders thereunder.

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                                      -5-


ITEM 4.           REGULATORY APPROVAL.

                  The Missouri Public Service Commission has authorization over the acquisition of the shares of Avon. No other regulatory approval other than that of the Commission under Section 3(b) is required.

ITEM 5.           PROCEDURE

                  It is requested that the Commission issue and publish no later than December 31, 2001 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than January 30, 2002 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than January 31, 2002 an appropriate order granting and permitting this Application-Declaration to become effective.

                  The Applicant hereby waives a hearing with respect to this Application-Declaration and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

ITEM 6.           EXHIBITS.

                  The following exhibits are hereby filed as a part of this Application-Declaration:
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
       EXHIBIT 1                 Form of Notice
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                                      -6-

       EXHIBIT 2                 Opinion of Counsel

       EXHIBIT 3-1               Order of Missouri Public Service Commission
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ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS.

                  The proposed transaction does not involve major federal action having a significant effect on the environment and to the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                  It is requested that copies of all orders, notices and communications with respect to the above application be served as follows:

              Leslie J. Parrette, Jr., Esq.
              Senior Vice-President, General Counsel and Secretary UtiliCorp United Inc.
              20 West Ninth Street
              Kansas City, MO  64105

              M. Douglas Dunn, Esq.
              Milbank, Tweed, Hadley & McCloy LLP
              One Chase Manhattan Plaza
              New York, NY  10005

              Orlan M. Johnson, Esq.
              Milbank, Tweed, Hadley & McCloy LLP
              1825 Eye Street, N.W.
              Washington, D.C. 20006

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                                      -7-

                  WHEREFORE, Applicant respectfully requests that the Commission issue an order herein determining that upon completion of the acquisition of Avon that UEI, Avon, and Midlands are entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act and (ii) UtiliCorp and its intermediate entities are entitled to the exemption provided by Rules 10 and 11(b)(1) of the 1935 Act.

Dated:  November 16, 2001

                        Respectfully submitted,

                        UTILICORP UNITED INC.


                        By: /s/ Leslie J. Parrette, Jr.
                            -------------------------------
                            Leslie J. Parrette, Jr., Esq.
                            Senior Vice-President, General Counsel and Secretary

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                                INDEX OF EXHIBITS
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EXHIBIT                        EXHIBIT                        TRANSMISSION
NUMBER                                                        METHOD
1            Proposed Notice of Proceeding                    Electronic

2            Opinion of Counsel                               Electronic

3            Order of Missouri Public Service Commission      By amendment (SE)
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